                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2006

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X   Form 40-F
               ---            ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-         )
                                                  -------

            PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement with respect to resolutions passed at the Annual General Meeting for the year 2005 and payment of the final dividend.

                                (PETROCHINA LOGO)
                              (CHINESE CHARACTERS)
                           PETROCHINA COMPANY LIMITED
                 (a joint stock limited company incorporated in
             the People's Republic of China with limited liability)
                                (STOCK CODE: 857)

     RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING FOR THE YEAR 2005 AND
                          PAYMENT OF THE FINAL DIVIDEND

--------------------------------------------------------------------------------
Reference is made to the notice of annual general meeting and the circular of the Company, both dated April 10, 2006.

The Board of Directors announces that the Annual General Meeting was held in Beijing on May 26, 2006 and the resolutions as set out below were duly passed.

The Board of Directors also wishes to notify shareholders of the details relating to the payment of the final dividend.
--------------------------------------------------------------------------------


RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING ("AGM")

Reference is made to the notice of annual general meeting and the circular of PetroChina Company Limited (the "Company"), both dated April 10, 2006.

The board of directors (the "Board of Directors") of the Company is pleased to announce that the AGM of the Company for the year 2005 was held at Kempinski Hotel, No.50 Liangmaqiao Road, Chaoyang District, Beijing, the People's Republic of China ("PRC"), on May 26, 2006.

The Annual General Meeting was validly convened in compliance with the requirements of the Company Law of the PRC and the articles of association of the Company.

At the AGM, the following resolutions were considered and approved, and the results of the votes are as follows:


                                                                          NUMBER OF VOTES CAST AND
                                                                        PERCENTAGE OF TOTAL NUMBER OF
                                                                                 VOTES CAST

----------------------------------------------------------------------------------------------------------------------
                          RESOLUTIONS                                     FOR                AGAINST      PASSING RATE
----------------------------------------------------------------------------------------------------------------------

1.       Approve the Report of the Board of Directors of the        166,733,578,886          10,744,700       99.994%
         Company for the year 2005.
----------------------------------------------------------------------------------------------------------------------
2.       Approve the Report of the Supervisory Committee of the     166,733,326,286          10,997,300       99.993%
         Company for the year 2005.
----------------------------------------------------------------------------------------------------------------------
3.       Approve the Audited Financial Statements of the Company    166,735,689,286          11,373,300       99.993%
         for the year 2005.
----------------------------------------------------------------------------------------------------------------------
4.       Approve the declaration and payment of a final dividend    167,135,083,008           2,618,800       99.998%
         for the year ended 31 December 2005 in the amount and in
         the manner recommended by the Board of Directors.
----------------------------------------------------------------------------------------------------------------------
5.       Approve the authorisation of the Board of Directors to     167,132,444,308           3,700,200       99.998%
         determine the distribution of interim dividend for the
         year 2006.
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
6.       Approve the continuation of appointment of                 167,120,953,908          11,722,600       99.993%
         PricewaterhouseCoopers, Certified Public
         Accountants, as the international auditors of the
         Company and PricewaterhouseCoopers Zhong Tian
         CPAs Company Limited, Certified Public
         Accountants, as the domestic auditors of the
         Company, for the year 2006 and to authorise the
         Board of Directors to fix their remuneration.
----------------------------------------------------------------------------------------------------------------------
7.       Approve the re-election of Mr. Zheng Hu as a Director of   167,074,357,108          48,467,400       99.971%
         the Company.
----------------------------------------------------------------------------------------------------------------------
8.       Approve the re-election of Mr. Franco Bernabe as an        167,103,502,508          19,322,000       99.988%
         independent non-executive Director of the Company.
----------------------------------------------------------------------------------------------------------------------
9.       As a special resolution, to grant a general mandate to     161,759,270,685       5,384,368,573       96.779%
         the Board of Directors to separately or concurrently
         issue, allot and deal with additional domestic shares
         and overseas listed foreign shares in the Company not
         exceeding 20% of each of its existing domestic shares
         and overseas listed foreign shares of the Company in
         issue.
----------------------------------------------------------------------------------------------------------------------

At the date of the AGM:

(1) The issued share capital of the Company and total number of shares entitling the holder to attend and vote for or against the Resolutions set out above at the AGM: 179,020,977,818 Shares.

(2) The issued share capital of the Company and total number of shares entitling the holder to attend and vote for or against the Resolutions set out above at the AGM: 157,922,077,818 domestic shares and 21,098,900,000 H Shares.

(3) Shareholders or proxies representing 178,870,959,549 Shares with voting rights, representing approximately 99.92% of the total issued share capital of the Company attended the AGM.

(4) There were no shares of the Company entitling the holders to attend and vote only against the resolutions at the AGM.

(5) The poll results were subject to scrutiny by Messrs. Deloitte Touche Tohmatsu and Mr. Jiang Lixin and Mr. He Jia of the Company. Deloitte Touche Tohmatsu's work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to Deloitte Touche Tohmatsu. The work performed by Messrs. Deloitte Touche Tohmatsu in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.


PAYMENT OF THE FINAL DIVIDEND

The Board of directors also wishes to notify shareholders that details of the payment of the final dividend are as follows:

The Company will pay a final dividend of RMB0.180325 per share (inclusive of applicable tax) for the year ended December 31, 2005. The payment shall be made to shareholders whose names appeared on the register of members of the Company at close of business on May 26, 2006. According to Article 149 of the articles of association of the Company, dividends payable to the Company's shareholders shall be declared in RMB, and dividends payable to holders of State-owned shares shall be paid in RMB while dividends payable to holders of H shares shall be paid in Hong Kong dollars and the following formula shall apply for the purpose of calculating the Hong Kong dollar equivalent of the amount of final dividend payable per H share:

                                                              Final dividend per share in RMB
 Conversation rate for final dividend per     -------------------------------------------------------------------
                  share                           Average of the closing exchange rates for RMB to Hong Kong
        (RMB to Hong Kong dollars)         =  dollar as announced by the People's Bank of China for the week before May 26, 2006
                                              -------------------------------------------------------------------


The average of the closing exchange rates for RMB to Hong Kong dollar as announced by the People's Bank of China for the week prior to May 26, 2006, that is the date of the AGM at which the final dividend is declared, is RMB1.0343 to HK$1.00. Accordingly, the amount of final dividend payable per H share is HK$0.174345.

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the "Receiving Agent") and will pay to such Receiving Agent the final dividend declared for payment to holders of H shares. The final dividend will be paid by the Receiving Agent on or about June 9, 2006, and will be despatched on the same day to holders of H shares entitled to receive such dividend by ordinary post and at their own risk.




                                                     By order of the Board
                                                   PetroChina Company Limited
                                                           LI HUAIQI
                                                     Secretary to the Board

May 26, 2006

Beijing, the PRC

As at the date of this notice, the Board comprises Mr. Chen Geng as the Chairman; Mr. Jiang Jiemin as the Vice Chairman, Mr. Su Shulin and Mr. Duan Wende as executive Directors; Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Wang Yilin, Mr. Zeng Yukang, Mr. Gong Huazhang and Mr. Jiang Fan as non-executive Directors; and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive Directors.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                                     PetroChina Company Limited



Dated: May 30, 2005                                  By:   /s/ Li Huaiqi
                                                         -----------------------
                                                     Name:  Li Huaiqi
                                                     Title: Company Secretary